Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: August 12, 2021

Your questions answered.

What did we announce today?

Today is an exciting day for EO as we begin the process to potentially become a public company. To do this, we are undergoing a business combination with First Reserve Sustainable Growth Corporation (NASDAQ: FRSG), a special purpose acquisition company (SPAC), commencing a process today that will result in EO Charging being listed on the Nasdaq under the new ticker symbol EOC. Upon closing of the transaction, EO will become the first UK-based EV charging company to enter the public markets.

What is a SPAC?

A SPAC is a public company formed with the goal of acquiring strong businesses and taking them into the public markets to accelerate growth and create value.

Not only are we an ideal candidate for a SPAC, but we are fortunate to have found a reliable and proven partner in First Reserve that shares our vision for the future.

Why did EO decide to go this route?

By merging with First Reserve Sustainability Growth Corp to become a public company, we immediately elevate the opportunities and resources available to us as we continue on our path to scale our business, develop our technology and provide our customers with the leading EV charging solutions for their fleets.

The deal marks a major step for us as we look to take advantage of a growing $19.2B market opportunity.

We believe this highly strategic business decision is the best course of action to take in this current market environment, because it allows EO all the benefits that come from an IPO and being traded on the Nasdaq, without requiring us to go through the restrictive, time consuming, costly and uncertain traditional IPO process.

Why did we choose to work with First Reserve?

The First Reserve team is uniquely positioned to drive long-term, sustainable growth in partnership with EO management.

The company has significant experience operating with the public markets and deep institutional relationships with investors that will greatly benefit EO as we grow.

First Reserve shares our vision and is a great cultural fit for us. They are absolutely the right strategic partner to enable us to access to the public markets to fuel the future of our business.

When is the deal expected to close / when will EO Charging become public?

The proposed transaction is expected to close in Q4 of 2021.

Can I buy shares in First Reserve Sustainability Growth Corp (FRSG)?

Applicable securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material non-public information from disclosing this information to others who may trade. As a director, officer, associate, employee, or consultant of EO, this applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control.

What should I do if a reporter reaches out to me for information about this transaction?

It is imperative that you do not talk to anyone from the media or share any information.

Should you receive any press inquiries, please inform them that you are not an approved company spokesperson and forward details of the inquiry to press.office@eocharging.com so that the marketing team can help handle media requests appropriately during this sensitive time.

Can I discuss this announcement with friends and family and/or on social media?

Yes please! You are encouraged to share EO corporate posts (social media, blogs, etc) on your own channels and we’ve provided social media guidelines as part of our initial communication. You can also share the press release or other links to news coverage.

If you choose to do this, please do not share your views or opinions about the announcement or speculate about what it might mean.

Please share your excitement about the news but avoid engaging with comments that relate to specifics of the deal, company performance or future deals or plans. EO employees are now limited to providing only information that is already publicly released by the Company.

How does this benefit me as an employee of EO Charging?

We believe entering the public markets will significantly help us execute our strategy to capitalize on the growing opportunity in the EV charging industry. Going public unlocks new opportunities and resources that will accelerate our growth.

We hope our employees will take pride in our collective efforts to realize our vision of becoming the global leader in EV charging solutions for fleet vehicles.

Will there be an employee stock purchase plan?

We are currently exploring an employee stock purchase plan and will provide updates to the company as we get closer to approaching the closing of the merger.

Will EO continue to be headquartered in the UK?

We are British born business and plan to keep our headquarters here in the UK. That said, we see a huge market opportunity in the US and will be using the proceeds from this transaction to drive global expansion and open more offices around the world.

Will we continue to manufacture in the UK?

Absolutely. The UK is our home and will continue to be so, and this deal enables us to invest more in our UK-based operations as well as growth plans in new markets.

Will this investment have any impact on the number of people we employ?

Yes, this is a great deal for us and enables us to forge ahead in our growth plans, creating around 70 additional jobs in 2021.

Forward Looking Statements

The information in this document includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this presentation, regarding First Reserve Sustainable Growth Corp.’s (“FRSG”) proposed acquisition of EO, FRSG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on EO’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, EO disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. EO cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either FRSG or EO.

In addition, EO cautions you that the forward-looking statements contained in this document are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, Charge Merger Sub, Inc., Juuce Limited (“EO”) and EO Charging (“EOC”), and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or EO’s current plans and operations as a result of the announcement of the transactions; (v) EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of EO to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to EO, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that EO may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the SEC. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended March 31, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EOC with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FRSG’s common stock in connection with FRSG’s solicitation of proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EOC relating to the offer of the securities to be issued in connection with the completion of the business combination. FRSG, EO and EOC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about EOC, EO, FRSG and the proposed business combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717) for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT 06902, Attn: Neil A. Wizel. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or EOC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

EO, EOC, FRSG and their respective directors, officers and other members of their management and employees may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of EO’s, EOC’s and FRSG’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.